June 30, 2011

VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") on Form N-14 8C (File Nos. 811-21778 and 333-174009)

Dear Mr. O'Connor and Ms. DiAngelo:

Set forth below are the Fund's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on June 29, 2011 in connection with Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-14 8C, filed with the Commission on June 17, 2011.  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.
Please revise the consent of the independent registered public accounting firm of the Fund to reference the annual reports of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "TEI Fund") and Robeco-Sage Multi-Strategy TEI  Master Fund, L.L.C., as well as the prospectus of the TEI Fund.

The consent has been revised accordingly and has been filed in Pre-Effective Amendment No. 2 to the Registration Statement.

2.
Please explain (i) the tax consequences of the Reorganization resulting from the amount of capital gain to be generated in connection with the transfer of Portfolio Funds to accommodate the Reorganization, and (ii) the expected tax-free nature of the Reorganization.

As discussed during our telephone conversation on June 29, the current disclosure in the Registration Statement addresses these tax consequences; particularly that, because Members of the TEI

June 30, 2011

Funds are either tax-exempt investors or non-U.S. investors, such Members are not expected to be subject to any tax consequences as a result of both the Reorganization and any transfers in connection therewith.

In addition to the foregoing, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2131.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

George M. Silfen